                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

         [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

         [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                For the transition period from _______ to _______

                        Commission File Number: 001-13537

                                   ----------

                  INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN
                            (Full title of the plan)


                         INTERNATIONAL HOME FOODS, INC.
               (Exact name of issuer as specified in its charter)


    100 NORTHFIELD STREET, GREENWICH, CT.                  06830
   (Address of principal executive offices)              (Zip code)


                DELAWARE                                 13-3377322
     (State or other jurisdiction of                  (I.R.S. Employer
      incorporation or organization)                  Identification No.)

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



                                                                                                              PAGE(S)
                                                                                                              -------
Report of Independent Accountants                                                                                2

Financial Statements:
   Statement of Net Assets Available for Plan Benefits,
      at December 31, 1999 and 1998                                                                              3

   Statement of Changes in Net Assets Available for Plan Benefits,
      for the year ended December 31, 1999                                                                       4


Notes to Financial Statements                                                                                   5-11

Supplemental Schedules:
 * Schedule of Assets Held for Investment Purposes,
      at December 31, 1999                                                                                       12

 * Schedule of Reportable Transactions, for the year
      ended December 31, 1999                                                                                    13

Signature                                                                                                        14



* Refers to required schedule in Form 5500 (Annual Return/Report of Employee Benefit Plans) filed with the Department of Labor for the Plan year ended December 31, 1999.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of International Home Foods 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of International Home Foods 401(k) Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1999 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


Florham Park, New Jersey
June 16, 2000

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

At December 31, 1999 and 1998



                                                                    December 31,
                                                          --------------------------------
                                                              1999                1998
                                                          ------------        ------------
ASSETS

Investments:
  Investments, at fair value                              $ 61,408,131        $ 46,889,169
  International Home Foods Loan Pool                         2,228,312           1,362,193
                                                          ------------        ------------

    Total investments (see Note 3)                          63,636,443          48,251,362
                                                          ------------        ------------

Receivables:
  Participant contributions                                     64,470             109,246
  Employer contributions                                        12,986              33,197
                                                          ------------        ------------

    Total receivables                                           77,456             142,443
                                                          ------------        ------------

    Net assets available for plan benefits                $ 63,713,899        $ 48,393,805
                                                          ============        ============


The accompanying notes are an integral part of these financial statements.

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the year ended December 31, 1999



                                                                     Year Ended
                                                                    December 31,
                                                                    ------------
                                                                        1999
                                                                    ------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in fair value in investments (See Note 3)      $  2,226,737
    Dividends                                                          2,797,719
    Interest on loans allocated to borrowers' accounts                   154,232
                                                                    ------------
                                                                       5,178,688
                                                                    ------------

Contributions:
    Participant                                                        6,267,707
    Employer                                                           1,591,768
                                                                    ------------
                                                                       7,859,475
                                                                    ------------
Rollovers                                                                587,862
Transfers from other plans                                            11,613,614
                                                                    ------------
      Total additions                                                 25,239,639
                                                                    ------------

Deductions:

  Benefits paid to participants                                        9,669,777
  Administrative expenses                                                249,768
                                                                    ------------
      Total deductions                                                 9,919,545
                                                                    ------------

      Net increase                                                    15,320,094

Net assets available for plan benefits:
  Beginning of period                                                 48,393,805
                                                                    ------------

  End of year                                                       $ 63,713,899
                                                                    ============


The accompanying notes are an integral part of these financial statements.

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS


1.       PLAN DESCRIPTION:

         The following description of the International Home Foods 401(k) Savings Plan (the "Plan") provides only general information. A complete description of the Plan, including eligibility requirements and vesting provisions, is contained in the plan document, a copy of which can be obtained from the Plan Administrator.

         GENERAL

         Effective November 1, 1996, American Home Products Corporation sold a majority interest in its subsidiary, International Home Foods, Inc. ("IHF" or "the Company") and its subsidiaries. Concurrent with this transaction, IHF became a separate entity and established the Plan. The Plan is a defined contribution plan designed to provide eligible employees with tax-advantaged, long-term savings for retirement and is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

         Effective November 1, 1996, IHF acquired Heritage Brands Holdings, Inc. Participating Heritage employees were added to the Plan on September 20, 1999. Substantially all of the related assets of the employees were transferred into the Plan on September 23, 1999. Related activity prior to the date of the asset transfer is not included in the accompanying financial statements. The transfer totaled $86,687 and is also included in "Transfers from other plans" on the 1999 Statement of Changes in Net Assets.

         Effective April 14, 1998, IHF acquired all of the stock of Grist Mill Co. Participating Grist Mill employees were added to the Plan on July 1, 1999. Substantially all of the related assets of the employees were transferred into the Plan on July 2, 1999. Related activity prior to the date of the asset transfer is not included in the accompanying financial statements. The transfer totaled $7,727,371 and is also included in "Transfers from other plans" on the 1999 Statement of Changes in Net Assets.

         Effective July 19, 1999, IHF acquired the manufacturing, sales distribution and marketing operations of Louis Kemp from Tyson Seafoods, Inc. Participating Louis Kemp employees were added to the Plan on August 20, 1999. Substantially all of the related assets of the employees were transferred into the Plan on August 26, 1999. Related activity prior to the date of the asset transfer is not included in the accompanying financial statements. The transfer totaled $3,799,556 and is also included in "Transfers from other plans" on the 1999 Statement of Changes in Net Assets.

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

         VESTING

         Participants are fully vested in their own contributions and rollover accounts. Generally, participants are 25 percent vested in employer contributions after two years of service, and the percentage increases 25 percent annually thereafter, so that employees vest in employer contributions 100 percent after five years. Certain additional vesting provisions apply to employees transferred to the Plan as a result of the Company's acquisitions.


         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings and is charged with an allocation of administrative expenses, based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         PARTICIPANT LOANS

         A participant may borrow a minimum of $1,000; the maximum is the lesser of 50% of the vested account balance or $50,000. The participant may have three outstanding loans at any time.

         Interest is charged on outstanding loan balances at the prime rate (as quoted in the Wall Street Journal on the day the loan is requested) plus 1 percent. Interest rates on loans in 1999 ranged from 7.00% to 10.25%. The loans are funded from the existing vested 401(k) account balances on a pro rata basis from each of the existing accounts and investment funds. The loans are generally repaid through mandatory payroll deductions. The loan repayment period may not exceed five years unless the loan is for the purchase of a primary residence, in which case, the participant will have up to 15 years to repay. If the participant fails to repay a loan within 90 days of termination, the outstanding loan balance(s) is forgiven and becomes a taxable distribution to the participant.

         CONTRIBUTIONS

         Participants may contribute up to 22 percent of annual compensation, as defined in the Plan, subject to limitations imposed by the Internal Revenue Service. Company contributions to eligible participant accounts equal 50 percent of the first 6 percent of eligible compensation that an eligible participant contributes to the Plan.

         INVESTMENT OPTIONS

         Upon achieving the eligibility requirements as set forth in the plan document, a participant may direct contributions in any of the following eight investment options:

         SCHWAB RETIREMENT MONEY FUND --Seeks to provide a consistent rate of return while preserving capital and minimizing risk.

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS


         COLUMBIA FIXED-INCOME SECURITIES FUND --Seeks total return consistent with prudent investment management.

         DODGE & COX BALANCED FUND --Seeks income, conservation of principal, and long-term growth of principal and income.

         SAFECO EQUITY FUND --Seeks capital appreciation by investing primarily in equity securities of companies with earnings that are expected to grow at an above-average rate.

         DAVIS NEW YORK VENTURE FUND CLASS A --Seeks maximum capital growth.

         BARON ASSET FUND --Seeks rapid capital growth by primarily investing in small to medium-sized companies that are expected to demonstrate growth in earnings and revenue.

         GAM INTERNATIONAL FUND --Invests primarily in stocks and debt securities of companies and governments outside the United States.

         IHF STOCK FUND --Invests in common stock of International Home Foods, Inc.

         TYSON FOODS STOCK FUND --Incorporated into the Plan on August 26, 1999 as a result of the transfer of assets into the Plan associated with the Louis Kemp acquisition (see Note 1- General). All activity in this fund was restricted to participants in the fund at the time of the transfer. Participants in the fund had the right to transfer their investment to any of the other Plan investment options listed above. Participants were required to transfer their position into other eligible funds by February 27, 2000. As of January 11, 2000, all investments in the Tyson Foods Stock Fund were liquidated.

         FORFEITURES

         Forfeitures from a participant's company matching account are used to reduce future company matching contributions. Forfeitures in 1999 totaled $127,851.

         PAYMENT OF BENEFITS

         Upon terminating employment with IHF, the participant will receive 100% of his or her employee, prior employer and rollover account balances. The participant will also receive employer contributions subject to the vesting requirements noted in the "Vesting" section of this note.

         The normal form of benefit is a lump sum payment. The participant may voluntarily defer payment of 401(k) benefits beyond retirement, but may not defer payment past the age of 70-1/2.

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS


         PLAN AMENDMENTS

         Effective July 1, 1999, August 20, 1999 and September 20, 1999, the Company amended the Plan to include employees from Grist Mill, Louis Kemp and Heritage, respectively.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The financial statements of the Plan are prepared in accordance with generally accepted accounting principles. The significant accounting policies followed by the Plan are as follows:

         METHOD OF ACCOUNTING

         The accompanying financial statements are prepared on the accrual basis of accounting.

         IMPACT OF RECENT ACCOUNTING STANDARDS

         The American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters" ("SOP 99-3") in September 1999. SOP 99-3 revises certain investment disclosure requirements of employee benefit plans. This SOP is effective for financial statements for plan years ending after December 15, 1999. The Company has adopted SOP 99-3.

         VALUATION OF INVESTMENTS AND INCOME RECOGNITION

         Investments are valued at fair value on the trade date as reported by the respective fund managers. Dividends are recorded on the ex-dividend date. Investments in the common stock of IHF and Tyson Foods are valued at readily available common quoted market prices as of the valuation date.

         The Plan presents in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         ADMINISTRATIVE EXPENSES

         Both IHF and the Plan share recordkeeping and certain administrative expenses related to the Plan. Investment and transaction fees are incurred directly by the Plan.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

         RISKS AND UNCERTAINTIES

         The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.       PLAN INVESTMENTS:

         Investments held by the Plan at December 31, 1999 and 1998 are summarized in the following table:



                                                                          FAIR VALUE
                                                               ---------------------------------
                                                                   1999                 1998
                                                               ------------         ------------
          Schwab Retirement Money Fund                         $ 12,989,901*        $ 10,883,230*
          Columbia Fixed-Income Securities Fund                   1,978,980            1,453,916
          Dodge & Cox Balanced Fund                              12,649,767*          12,364,522*
          Safeco Equity Fund                                     11,198,448*           8,777,691*
          Davis New York Venture Fund Class A                    13,339,379*           9,129,811*
          Baron Asset Fund                                        5,542,695*           2,772,079*
          GAM International Fund                                  1,718,576            1,036,525
          IHF Stock Fund                                          1,779,439              471,395
          Tyson Foods Stock Fund                                    210,946                   --
          International Home Foods Loan Pool                      2,228,312            1,362,193
                                                               ------------         ------------
                                                               $ 63,636,443         $ 48,251,362
                                                               ============         ============

          *Investment represents more than 5% of net assets available for Plan benefits.




         During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,226,737 as follows:

            Mutual funds                $2,179,533

            Common stock                    47,204
                                        ----------
                                        $2,226,737
                                        ==========

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.      TAX STATUS:

        The U.S. Treasury Department, in a letter dated September 10, 1998, advised the Plan's management that the amended Plan in 1998 constitutes a qualified plan under Section 401(a) of the Internal Revenue Code ("IRC") and is, therefore, exempt from federal income taxes under
        Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and is, therefore, exempt from federal income taxes at the financial statement date.

5.      PLAN TERMINATION:

        Although it has not expressed any intent to do so, IHF has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

6.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

        The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 (Annual Return/Report of Employee Benefit Plans):

                                                                                            AT
                                                                                    DECEMBER 31, 1999
                                                                                    -----------------
         Net assets available for Plan benefits
            per the financial statements                                             $    63,713,899

         Deduct: benefits payable at December 31, 1999                                       (25,849)
                                                                                     ---------------
         Net assets available for Plan benefits per the Form 5500                    $    63,688,050
                                                                                     ===============

                                                                                            AT
                                                                                    DECEMBER 31, 1998
                                                                                    -----------------
         Net assets available for Plan benefits
            per the financial statements                                             $    48,393,805

         Deduct: benefits payable at December 31, 1998                                       (12,029)
                                                                                     ---------------
         Net assets available for Plan benefits per the Form 5500                    $    48,381,776
                                                                                     ===============

        The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                  FOR THE YEAR ENDED
                                                                                   DECEMBER 31, 1999
                                                                                  ------------------
         Benefits paid to participants per the
            financial statements                                                    $     9,669,777

         Add: benefits payable at December 31, 1999                                          25,849
         Deduct: benefits payable at December 31, 1998                                      (12,029)
                                                                                    ---------------
         Benefits paid to participants per the Form 5500                            $     9,683,597
                                                                                    ===============

7.      SUBSEQUENT EVENTS:

        On June 23, 2000, ConAgra, Inc. and IHF entered into a merger agreement in which ConAgra will acquire IHF. The agreement is subject to the approval of IHF's stockholders, government regulations and other conditions. It is expected that the acquisition will close in the third quarter of calendar 2000.

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

At December 31, 1999


      IDENTITY OF ISSUE AND DESCRIPTION OF INVESTMENT                COST               FAIR VALUE
-------------------------------------------------------------  -----------------   -----------------
Schwab Retirement Money Fund                                   $      12,984,079   $     12,989,901
Columbia Fixed-Income Securities Fund                                  2,072,713          1,978,980
Dodge & Cox Balanced Fund                                             13,092,407         12,649,767
Safeco Equity Fund                                                    10,422,849         11,198,448
Davis New York Venture Fund Class A                                   11,292,231         13,339,379
Baron Asset Fund                                                       4,961,934          5,542,695
GAM International Fund                                                 1,523,672          1,718,576
IHF Stock Fund                                                         1,677,506          1,779,439
Tyson Foods Stock Fund                                                   221,540            210,946
International Home Foods Loan Pool, 7.00% to 10.25%                            0          2,228,312
                                                               -----------------   ----------------
          Total investments                                    $      58,248,931   $     63,636,443
                                                               =================   ================

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

For the year ended December 31, 1999

                                                                                                        CURRENT
                                                                                                        VALUE ON
                        DESCRIPTION              PURCHASE       SELLING                                TRANSACTION
  NAME OF PARTY          OF ASSET                  PRICE         PRICE      EXPENSES(1)     COST          DATE        NET GAIN
----------------     ------------------------   ------------  -----------   -----------  ----------    -----------   -----------
Baron                Asset Fund                  $2,321,428                              $2,321,428    $2,321,428
                     281 transactions

Baron                Asset Fund                               $1,155,598                  1,095,998     1,155,598        $59,600
                     265 transactions

Davis                NY Venture Fund Class A      6,024,889                               6,024,889     6,024,889
                     305 transactions

Davis                NY Venture Fund Class A                   3,018,346                  2,630,429     3,018,346        387,917
                     319 transactions

Dodge & Cox          Balanced Fund                3,773,394                               3,773,394     3,773,394
                     264 transactions

Dodge & Cox          Balanced Fund                             3,683,986                  3,674,724     3,683,986          9,262
                     348 transactions

Safeco               Equity Fund                  5,868,209                               5,868,209     5,868,209
                     288 transactions

Safeco               Equity Fund                               3,306,464                  2,872,900     3,306,464        433,564
                     312 transactions

Schwab               Retirement Money Fund        7,204,561                               7,204,561     7,204,561
                     343 transactions

Schwab               Retirement Money Fund                     4,858,568                  4,858,568     4,858,568            --
                     284 transactions

(1) No expenses are incurred with individual transactions

                                    SIGNATURE



                                    FORM 11-K



                  INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN





Pursuant to the requirements of the Securities and Exchange Act of 1934, the Treasurer has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.







Date: June 28, 2000                                     /s/  Lynne Misericordia
                                                       -----------------------
                                                       Lynne Misericordia
                                                       Treasurer

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
  23           Consent of Independent Accountants